GRI BIO, INC.
2223 AVENIDA DE LA PLAYA, SUITE 208
LA JOLLA, CA 92037
VIA EDGAR
June 25, 2024
Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attn: Daniel Crawford

Re:	GRI Bio, Inc.
Registration Statement on Form S-1 (Reg. No. 333-280323)
Request for Acceleration of Effective Date
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, GRI Bio, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) so that the Registration Statement will be declared effective as of 5:15 p.m. Eastern time, on June 26, 2024, or as soon as practicable thereafter. The Company hereby authorizes Melanie Ruthrauff Levy or Jason Miller, both of whom are attorneys at the Company’s outside legal counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., to orally modify or withdraw this request for acceleration.
Once the Registration Statement has been declared effective, please orally confirm that event with Mrs. Levy at (858) 314-1873 or Mr. Miller at (858) 314-2140.
Thank you for your assistance in this matter.

Very truly yours,

GRI BIO, INC.

/s/ W. Marc Hertz, Ph.D.
W. Marc Hertz, Ph.D.
Chief Executive Officer

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Melanie Ruthrauff Levy, Esq.
Jason Miller, Esq.